CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603




                                March 4, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7899
          Municipal Advantage Closed-End and ETF Portfolio, Series 52
                                 (the "Trust")
                     CIK No. 1760375 File No. 333- 229421
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE CORRECT THE TYPO IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER THE "OBJECTIVE" SECTION.

      Response: This has been corrected.

      2.   PLEASE   CONSIDER   REMOVING  THE  TAX  EQUIVALENT  YIELD  TABLE  AND
ACCOMPANYING TEXT IN THE "PORTFOLIO ADVANTAGE" SECTION.

      Response: This table and accompanying text have been deleted from the prospectus.

      3. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" REFERS TO "PHYSICAL COMMODITIES." PLEASE TAILOR THIS DISCLOSURE TO THE SPECIFIC TYPES OF SECURITIES THAT THIS TRUST INVESTS IN.

      Response: This paragraph has been deleted from the prospectus. The 80% test in the first paragraph of the "Objective" section discloses the specific types of securities that the trust invests in.

Risk Factors
____________

      4. PLEASE CONSIDER REMOVING OR REVISING THE "EXCHANGE-TRADED FUNDS" RISK.

      Response: The repetitive ETF disclosure in the "Objectives" section referred to in the prior comment has been removed from the prospectus. We believe the disclosure in the "Risk Factors" section is necessary to inform an investor on how ETFs operate and the accompanying risks of an investment in ETFs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          _________________________
                                          Daniel J. Fallon